UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
scPharmaceuticals Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
810648105
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP VI LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 21, 2017

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 810648105		Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,409,865
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,409,865
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,409,865
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.43%*
14		TYPE OF REPORTING PERSON (See Instructions) IA
_______________________
* This percentage is calculated based upon 18,505,119 Shares (as defined below) outstanding of scPharmaceuticals Inc. (the “Issuer”), as set forth in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission on November 17, 2017, and after giving effect to the additional 894,968 Shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

SCHEDULE 13D

CUSIP No. 810648105		Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP VI LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,409,865
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,409,865
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,409,865
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.43%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
_______________________
* This percentage is calculated based upon 18,505,119 Shares (as defined below) outstanding of scPharmaceuticals Inc. (the “Issuer”), as set forth in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission on November 17, 2017, and after giving effect to the additional 894,968 Shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

SCHEDULE 13D

CUSIP No. 810648105		Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,409,865
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,409,865
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,409,865
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.43%*
14		TYPE OF REPORTING PERSON (See Instructions) IN
_______________________
* This percentage is calculated based upon 18,505,119 Shares (as defined below) outstanding of scPharmaceuticals Inc. (the “Issuer”), as set forth in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission on November 17, 2017, and after giving effect to the additional 894,968 Shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

Item 1.	Security and Issuer
This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Shares”), of scPharmaceuticals Inc., a Delaware corporation (the “Issuer”), with its principal offices located at 2400 District Avenue, Suite 310, Burlington, Massachusetts 01830.  The Shares are listed on The NASDAQ Global Market under the ticker symbol “SCPH”.
Item 2.	Identity and Background
(a)          This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP VI LLC (“GP VI”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).
(b) – (c) Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP VI, which is the sole general partner of OrbiMed Private Investments VI, LP (“OPI VI”), which holds Shares, as more particularly described in Item 3 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.
GP VI has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Isaly, a natural person, is the managing member of Advisors and owns a controlling interest in Advisors.
The directors and executive officers of Advisors and GP VI are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:
(i)          name;
(ii)         business address;
(iii)        present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv)        citizenship.
(d) – (e) During the last five years, neither the Reporting Persons nor any person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)          Isaly is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration
On November 16, 2017, the Registration Statement on Form S-1 Amendment No. 2 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer in connection with its initial public offering (the “IPO”) of 6,400,000 Shares was declared effective.
The closing of the IPO took place on November 21, 2017, and at such closing Advisors and GP VI, pursuant to their authority under the limited partnership agreements of OPI VI, as more particularly referred to in Item 6 below, caused OPI VI to purchase 833,333 Shares at the IPO price of $14.00 per Share.
The source of funds for such purchases was the working capital of OPI VI and capital contributions made to OPI VI.

Prior to the IPO, OPI VI had purchased from the Issuer, in a series of private transactions, 18,500,000 shares of Series B Convertible Preferred Stock (“Series B Stock”), for an aggregate purchase price of $18,500,00.00.  As part of the IPO, the Issuer effected a conversion of convertible preferred stock into Shares at a conversion ratio of 7.180193-for-1.

As a result of the transactions described in this Item 3, (i) GP VI, as the general partner of OPI VI, (ii) Advisors, as the managing member of GP VI, and (iii) Isaly, as the managing member of Advisors and the owner of a controlling interest in Advisors, may each be deemed to be the beneficial owner of approximately 18.43% of the outstanding Shares.
Item 4.	Purpose of Transaction
The Reporting Persons caused OPI VI to acquire Shares for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI VI.
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.
Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer
(a)-(b)   As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 6 below  Based upon information contained in the Issuer’s Prospectus Form 424B4, filed with the Securities and Exchange Commission on November 17, 2017, such Shares deemed to be indirectly beneficially owned by the Reporting Persons constitutes approximately 18.43% of the issued and outstanding Shares. Advisors, pursuant to its authority as the sole managing member of GP VI, the sole general partner of OPI VI, may be deemed to indirectly beneficially own the Shares held by OPI VI.  GP VI, pursuant to its authority as the general partner of OPI VI, may be deemed to indirectly beneficially own the Shares held by OPI VI.  Isaly, pursuant to his authority as the managing member of Advisors and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may also be deemed to indirectly beneficially own the Shares attributable to Advisors.  As a result, Isaly, Advisors and GP VI share the power to direct the vote and to direct the disposition of the Shares described in Item 3 above.

(c)          Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.
(d)          Not applicable.
(e)          Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP VI is the sole general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI.  Advisors is the sole managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI.  Pursuant to these agreements and relationships, Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI VI.  Such authority includes the power of GP VI to vote and otherwise dispose of securities purchased by OPI VI.  The number of Shares attributable to OPI VI is 3,409,865.  Advisors and GP VI may each be considered to hold indirectly 3,409,865 Shares.  Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI VI.
Jonathan Silverstein (“Silverstein”), a member of Advisors, had been a member of the Board of Directors of the Issuer since January 2017. Silverstein stepped down from the board as of the closing of the IPO.
Lock-up Agreement
In connection with the IPO, all of the Issuer’s stockholders, including OPI VI, executive officers and directors, have entered into an agreement (the “Lock-Up Agreement”), pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of the Issuer’s Shares, including, as applicable, Shares received in the IPO and issuable upon exercise of certain warrants and options, from the closing of the IPO until 180 days from the closing date of the IPO.
The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a form of which is included in this Statement as Exhibit 2 and incorporated herein by reference.
Investors’ Rights Agreement

OPI VI and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of December 22, 2016.  Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

Beginning 180 days after the effective date of the registration statement, the holders of 10,126,771 Shares, including those issuable upon the conversion of preferred stock upon closing of the IPO, are entitled to demand registration rights. Under the terms of the Investors’ Rights Agreement, the Issuer will be required, upon the written request of holders of at least 30% of such securities that would result in an aggregate offering price of at least $20.0 million, to file a registration statement and use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale. The Issuer is required to effect only two registrations pursuant to this provision of the Investors’ Rights Agreement.

Short-Form Registration Rights

Pursuant to the Investors’ Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of a majority in interest of the holders of registrable securities, including OPI VI, to sell registrable securities at an aggregate price of at least $2.0 million, the Issuer will be required to use commercially reasonable efforts to effect a registration of the registrable securities. The Issuer is required to effect only two registrations in any 12-month period pursuant to this provision of the Investors’ Rights Agreement. The right to have the registrable securities registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

The Investors’ Rights Agreement further provides that, in the event that the Issuer determines to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the stockholders who are party to the Investors’ Rights Agreement, including OPI VI, will be entitled to certain “piggyback” registration rights allowing the holders to include their Shares in such registration, subject to certain marketing and other limitations.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights and short form registration rights granted under the Investors’ Rights Agreement will terminate on the third anniversary of the completion of the IPO or at such time after the IPO when the holders’ of registrable securities may be sold without restriction pursuant to Rule 144 within a three month period.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7.	Materials to Be Filed as Exhibits
Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC and Samuel D. Isaly.
2.
Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Amendment No. 2 to the Issuer’s Registration Statement on Form S-1/A (SEC File No. 333-221077), filed with the SEC on November 7, 2017).

3.
Amended and Restated Investors’ Rights Agreement among the Issuer and certain of its stockholders, dated December 22, 2016 (incorporated by reference to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-221077), filed with the SEC on October 23, 2017).

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  December 1, 2017
OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP VI LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I
The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.
Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II
The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC and Samuel D. Isaly.
2.
Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Amendment No. 2 to the Issuer’s Registration Statement on Form S-1/A (SEC File No. 333-221077), filed with the SEC on November 7, 2017).

3.
Amended and Restated Investors’ Rights Agreement among the Issuer and certain of its stockholders, dated December 22, 2016 (incorporated by reference to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-221077), filed with the SEC on October 23, 2017).